SHININGBANK
Energy Ltd.

06019199

November 29, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Press Release dated November 24, 2006 (Rider Resources Ltd. and Shiningbank Energy Income Fund announce Rescheduling of Securityholders Meeting)
2. Material Document – Arrangement Agreement Amending Agreement among Shiningbank Energy Income Fund, Shiningbank Energy Ltd., Rider Resources Ltd. and WestFire Energy Ltd. dat3ed November 24, 2006

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Murray J. Desrosiers
Corporate Secretary & General Counsel

12/14

H:\SEC\Cover Ltr 2006-11-29.DOC

1400, 111-5th Avenue S.W., Calgary, Alberta T2P 3Y6 Telephone: (403) 268-7477 Fax: (403) 268-7499

File No. 82-34977

RIDER RESOURCES LTD. AND SHININGBANK ENERGY INCOME FUND ANNOUNCE RESCHEDULING OF SECURITYHOLDERS MEETING

November 24, 2006

Calgary, Alberta: Rider Resources Ltd. ("Rider") (TSX: RRZ) and Shiningbank Energy Income Fund ("Shiningbank") (TSX: SHN.UN) jointly announce that they have agreed to reschedule the special meeting of Rider Securityholders to consider the proposed Plan of Arrangement (the "Arrangement") involving Rider and Shiningbank to December 15, 2006. This will allow Rider Securityholders, Rider and Shiningbank to continue to evaluate the consequences of the proposed changes to the *Income Tax Act* (Canada) on income trusts announced by the federal Minister of Finance on October 31, 2006 (the "Proposals") with respect to the Arrangement.

Pursuant to an order of the Court of Queen's Bench of Alberta granted today varying the terms of an interim order which was granted on October 26, 2006 the special meeting of Rider Securityholders which was scheduled to be held at 3:00 p.m. (Calgary time) on November 27, 2006 has been rescheduled to 10:00 a.m. (Calgary time) on Friday, December 15, 2006 in the Lecture Theatre at the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta. Rider and Shiningbank have also agreed to set a new closing date of December 18, 2006.

In accordance with the order:

(a) the date and time at which an application for approval of the Arrangement and the final order in respect of the Arrangement will be made has been changed from 1:30 p.m. (Calgary time) on November 28, 2006, to 1:30 p.m. (Calgary time) on December 15, 2006;

(b) the date and time by which interested parties desiring to appear and make submissions at the application for the final order are required to file with the Court and serve upon Rider a Notice of Intention to Appear has been changed from noon (Calgary time) on November 21, 2006, to noon (Calgary time) on December 11, 2006;

(c) the "Elections Deadline" (as such term is defined and referred to in the Information Circular of Rider dated October 27, 2006 and the accompanying Letter of Transmittal and Election Form) for the making of elections by holders of Rider common shares in respect of the Arrangement has been extended from 4:30 p.m. (Calgary time) on November 23, 2006, to 4:30 p.m. (Calgary time) on December 14, 2006; and

(d) the date and time for submitting proxies has been extended from 4:30 p.m. (Calgary time) on November 23, 2006, to 4:30 p.m. (Calgary time) on December 14, 2006.

The rescheduling of the meeting will also provide those Rider Securityholders who may have only recently received the meeting materials additional time to cast their votes. For Rider Securityholders who have already cast their votes, no further action is required unless they wish to change their vote. Shareholders who hold their shares in registered form may change the manner in which their shares have been voted by following the process outlined on pages 91-92 of the Information Circular of Rider dated October 27, 2006. Shareholders who hold their shares in a brokerage account may change the manner in

which their shares have been voted by following the instructions provided by their broker or their broker's agent or may contact their broker for details on the broker's voting procedure.

All Rider share certificates and Letters of Transmittal and Election Forms already delivered to Computershare Investor Services Inc., the depositary under the Arrangement (the "Depositary") may be either left with the Depositary without further action required or they may be withdrawn. However, shareholders should be advised that withdrawn securities must be redeposited with a duly completed Letter of Transmittal and Election Form prior to the new Election Deadline in order to make elections as to the securities that they will receive and, if applicable, exercise the ExploreCo arrangement warrants that they are entitled to receive.

No revised Letter of Transmittal and Election Form will be mailed to Rider Shareholders. However, a revised Letter of Transmittal and Election Form reflecting the new Election Deadline will be available on Rider's website at *www.riderres.com* or from the Depositary at 1-800-564-6253. Holders of Rider common shares may, at their option, use the initial Letter of Transmittal and Election Form or the revised one to deposit their Rider shares, make elections as to the securities that they will receive and, if applicable, exercise the ExploreCo arrangement warrants that they are entitled to receive.

Rider has retained Georgeson Shareholder Communications Canada Inc. to act as information agent, to solicit proxies in connection with the Arrangement and to assist shareholders in completing proxy forms and providing their voting directions. Shareholders requiring assistance with completing their proxy form or providing their voting directions should contact Georgeson at 1-866-397-5484.

Rider and Shiningbank have also agreed to amend the arrangement agreement to provide that either Rider or Shiningbank may terminate the arrangement agreement, without the payment of any termination fee, on or before 4:30 p.m. (Calgary time) on December 12, 2006 if either is not satisfied in their sole discretion: (i) that the impact of the Proposals on the Arrangement or Shiningbank has been clarified by the federal Minister of Finance; or (ii) with the impact of the Proposals on the Arrangement or Shiningbank.

Rider also announces that it intends to apply to the Toronto Stock Exchange to extend the expiry date of the arrangement warrants to mid January 2007.

The board of directors of Rider has not changed their prior recommendation in support of the Arrangement but will continue to evaluate the consequences of the Proposals.

Rider is a Calgary, Alberta, based crude oil and natural gas exploration, development and production company and its shares are listed on the Toronto Stock Exchange under the symbol "RRZ".

Shiningbank is a natural gas focused energy founded in 1996 and its units are listed on the Toronto Stock Exchange under the symbol "SHN.UN".

Forward Looking Statements

This disclosure contains certain forward looking statements that involve substantial known and unknown risks and uncertainties, some of which are beyond Rider and Shiningbank's control, including: the impact of new rules announced by the Minister of Finance on Shiningbank including the interpretation and enforcement of the rules; the impact general economic conditions in Canada and in the United States; industry conditions; changes in laws and regulations including the adoption of new tax and environmental laws and regulations and changes in how they are interpreted and enforced; increased competition; the lack of availability of qualified personnel or management; fluctuations in foreign exchange or interest rates;

stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof; and obtaining required approvals of regulatory authorities.

For further information please contact:

Rider Resources Ltd.
Craig Stewart, President and Chief Executive Officer
Telephone: (403) 781-2445
John Ferguson, Vice-President, Chief Financial Officer and Corporate Secretary
Telephone: (403) 781-2446
Website: www.riderres.com

Shiningbank Energy Ltd.
David Fitzpatrick, President and Chief Executive Officer or
Bruce Gibson, Vice President, Finance and Chief Financial Officer
Debbie Carver, Investor Relations Coordinator
Telephone: (403) 268-7477
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

ARRANGEMENT AGREEMENT AMENDING AGREEMENT

THIS AGREEMENT dated the 24th day of November, 2006.

AMONG:

SHININGBANK ENERGY INCOME FUND, a trust constituted and formed under the laws of the Province of Alberta, (the "**Acquiror**") by its administrator Shiningbank Energy Ltd.

- and -

SHININGBANK ENERGY LTD., a corporation amalgamated under the laws of the Province of Alberta ("**AcquisitionCo**")

- and -

RIDER RESOURCES LTD., a corporation amalgamated under the laws of Alberta ("**Rider**")

- and -

WESTFIRE ENERGY LTD., a corporation amalgamated under the laws of Alberta ("**ExploreCo**")

WHEREAS the Acquiror, AcquisitionCo and Rider have entered into an arrangement agreement dated September 25, 2006 as amended and restated October 25, 2006 (the "**Existing Agreement**");

AND WHEREAS the parties wish to amend the Existing Agreement;

AND WHEREAS the Acquiror, AcquisitionCo, Rider and ExploreCo are parties to a come-along agreement dated October 25, 2006 (the "**Come-Along Agreement**"), setting forth the terms and conditions of ExploreCo's participation in the Plan of Arrangement contemplated by the Existing Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereto hereby covenant and agree as follows:

1. In this Agreement, except as expressly defined otherwise, the capitalized terms used herein shall have the same meaning ascribed to them in the Existing Agreement.

2. Effective as of the date hereof, the Existing Agreement be and is hereby amended as follows:

   (a) Section 1.1 be and is hereby amended by adding as an additional definition the following:

   "Proposals" means the proposals released on October 31, 2006, by the Federal Minister of Finance to amend the Tax Act to apply a distribution tax on distributions from publicly-traded income trusts.

(b) Section 8.1 be and is hereby amended by adding additional paragraphs (h) and (i) as follows:

(h) by Acquiror and AcquisitionCo at any time before 4:30 p.m. (Calgary time) on December 12, 2006 if Acquiror and AcquisitionCo are not satisfied in their sole discretion that the impact of the Proposals on the Arrangement or Shiningbank has been clarified by the Federal Minister of Finance or Department of Finance Canada or, if so clarified, Acquiror and AcquisitionCo are not satisfied, in their sole discretion, with the impact of the Proposals on the Arrangement or Shiningbank.

(i) by Rider at any time before 4:30 p.m. (Calgary time) on December 12, 2006, if Rider is not satisfied in its sole discretion that the impact of the Proposals on the Arrangement or Shiningbank has been clarified by the Federal Minister of Finance or Department of Finance Canada or, if so clarified, Rider is not satisfied, in its sole discretion, with the impact of the Proposals on the Arrangement or Shiningbank.

3. If the Existing Agreement as amended hereby is terminated by Acquiror and AcquisitionCo pursuant to Section 8.1(h) then the Parties agree that such termination does not constitute a "Rider Damages Event" requiring the payment by Acquiror to Rider of the Rider Termination Fee.

4. If the Existing Agreement as amended hereby is terminated by Rider pursuant to Section 8.1(i) then the Parties agree that such termination does not constitute an "Acquiror Damages Event" requiring the payment by Rider to Acquiror of the Acquiror Termination Fee.

5. The parties agree that Rider shall make application to the Court to adjourn the Rider Meeting to December 15, 2006, to extend the deadline for the deposit of proxies to 4:30 p.m. (Calgary time) on the Business Day prior to the adjourned Rider Meeting or any further adjournment thereof and to extend the deadline for the making of elections by holders of Rider Shares in respect of the Arrangement to 4:30 p.m. (Calgary time) on the Business Day prior to the adjourned Rider Meeting or any further adjournment thereof.

6. The parties agree that the deadline for the exercise of the ExploreCo Arrangement Warrants will, subject to receipt of all required approvals, be extended to a date in mid-January 2007, such date to be determined by Rider, acting reasonably, such date to be no earlier than January 15, 2007.

7. ExploreCo acknowledges and agrees to the amendments to the Existing Agreement which are set forth above.

8. Except as set forth above, the Existing Agreement remains in force and effect, unamended.

9. Time shall continue to be of the essence.

10. This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement.

SHININGBANK ENERGY INCOME FUND,
by its administrator, Shiningbank Energy Ltd.

Per: *(signed) "David M. Fitzpatrick"*
David M. Fitzpatrick
President and Chief Executive Officer

Per: *(signed) "Bruce K. Gibson"*
Bruce K. Gibson
Vice President, Finance and Chief Financial Officer

SHININGBANK ENERGY LTD.

Per: *(signed) "David M. Fitzpatrick"*
David M. Fitzpatrick
President and Chief Executive Officer

Per: *(signed) "Bruce K. Gibson"*
Bruce K. Gibson
Vice President, Finance and Chief Financial Officer

RIDER RESOURCES LTD.

Per: *(signed) "Craig W. Stewart"*
Craig W. Stewart
President and Chief Executive Officer

Per: *(signed) "John W. Ferguson"*
John W. Ferguson
Vice President, Chief Financial Officer and Secretary

WESTFIRE ENERGY LTD.

Per: *(signed) "G. A. Fitch"*
G. A. Fitch
Director

Per: *(signed) "B. M. Heck"*
B. M. Heck
Director